COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
( in thousands )
                                                                                        Years ended December 31,
                                                                          1995                  1994                1993

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        179,127  $               185,611 $        209,278
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        15,652                   20,966           30,240

Earnings as defined                                                $        194,779  $               206,577 $        239,518

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         11,223  $                16,274 $         26,397
Interest capitalized                                                            447                                        66
Portion of rental expense representative of the interest factor               4,429                    3,696            3,181
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               82
Share of interest expense related to guaranteed debt
     50%-owned affiliated company                                                                        996              662

Fixed charges as defined                                           $         16,179  $                21,046 $         30,388

RATIO OF EARNINGS TO FIXED CHARGES                                            12.04                     9.82             7.88
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